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CUSIP NO.                            13G                    PAGE 1 OF 5 PAGES



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (RULE 13D-102)

           Information to be included in Statements filed pursuant to
              Rules 13d-1(b), (c), and (d) and Amendments thereto
                         filed pursuant to Rule 13d-2(b)
                            (Amendment No. ________)1


                          GENERAL BINDING CORPORATION
   ---------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, par value per share

                         COMMON STOCK, $.125 PAR VALUE
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  369154 10 9
   ---------------------------------------------------------------------------
                                 (CUSIP Number)


                           12/31/99 ANNUAL STATEMENT
   ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 369154 10 9                 13G                 PAGE 2 OF 5 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Lane Industries, Inc. 36-2668230
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       9,883,235
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        9,883,235
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        9,883,235
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        62.81%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO.
--------------------------------------------------------------------------------


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                                                               Page 3 of 5 Pages


Item 1(a)        Name of Issuer:

                 General Binding Corporation

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 1 GBC Plaza
                 Northbrook, IL 60062

Item 2(a)        Name of Person Filing:

                 Lane Industries, Inc.

Item 2(b)        Address of Principal Business Office:

                 One Lane Center
                 Northbrook, IL 60062

Item 2(c)        Citizenship:

                 A Delaware corporation

Item 2(d)        Title of Class of Securities:

                 Common Stock, Par Value $.125 per share

Item 2(e)        CUSIP Number:

                 369154 10 9

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)     ( ) Broker of Dealer registered under Section 15 of the Act
         (b)     ( ) Bank as defined in Section 3(a)(6) of the Act
         (c)     ( ) Insurance Company as defined in Section 3(a)(19) of the Act
         (d)     ( ) Investment Company registered under Section 8 of the
                     Investment Company Act
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                                                               Page 4 of 5 Pages

         (e) ( ) Investment Advised registered under Section 203 of the Investment Advisers Act of 1940
         (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
         (g) ( ) Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)(Note: See Item 7)
         (h)  ( ) Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4        Ownership

              (a) Amount Beneficially Owned:

                     9,883,235 shares (as of December 31, 1999)

              (b) Percent of Class:

                     9,883,235/15,732,759 = 62.81%

              (c) Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote***

                  (ii)   Shared power to vote or to direct the vote***

                  (iii) Sole power to dispose or to direct the disposition of***

                  (iv) Shared power to dispose or to direct the disposition of***

--------------------

* Includes shares of the Issuer's Class B Common Stock, par value $.125 per share, which are convertible into shares of the Issuer's Common Stock, par value $.125 per share, upon presentation for transfer.

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                                                               Page 5 of 5 Pages

Item 5           Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

Item 8           Identification and Classification of Members of the Group.

                 Not applicable.

Item 9           Notice of Dissolution of Group.

                 Not applicable.

Item 10          Certification.

                 Not applicable.

---------------------

**   Includes the        of Class B Common Stock noted above.

*** Lane Industries, Inc. has the sole power to vote and to dispose of the shares listed in Item 4.